Exhibit 21.1
List of Subsidiaries

Name of Company	Jurisdiction of Incorporation

Services de Recherche Pharmaceutique Inc.	Canada (Quebec)

RPS Do Brasil Servicos de Pesquisa LTDA	Brazil

RPS Research Servicios	Mexico

RPS Research Mexico	Mexico

RPS Chile Limitada	Chile

RPS Latin America, S.A.	Uruguay

RPS Global, S.A.	Uruguay

RPS Peru S.A.C.	Peru

RPS Research S.A.	Argentina

RPS Colombia Limitada	Colombia